Exhibit 2.2

ROLLOVER STOCK AGREEMENT

This ROLLOVER STOCK AGREEMENT is made as of November 23, 2014 (the “Agreement”), by and among HealthSouth Corporation, a Delaware corporation (“Parent”), HealthSouth Home Health Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“HHHH”), and the persons identified on Annex A hereto (each, a “Holder” and collectively, the “Holders”).

WHEREAS, each Holder is the owner of shares of Class A Common Stock, par value $0.01 per share, of EHHI Holdings, Inc., a Delaware corporation (“EHHI”), and/or Class B Common Stock, par value $0.01 per share, of EHHI (collectively, the “EHHI Common Stock”), in each case as set forth on Annex A hereto opposite the name of the Holder thereof;

WHEREAS, Parent, HealthSouth Home Health Corporation, a Delaware corporation (the “Buyer”), each Seller (including each Holder), EHHI and the Sellers’ Representative are, concurrently with the execution of this Agreement, entering into that certain Stock Purchase Agreement, dated as of November 23, 2014 (the “Purchase Agreement”), pursuant to which Buyer agrees to purchase from the Sellers, and the Sellers agree to sell to Buyer (the immediate, wholly-owned subsidiary of HHHH), all of the outstanding shares of common stock of EHHI, other than those shares of EHHI Common Stock being contributed to HHHH pursuant to this Agreement, upon and subject to the terms and conditions set forth in the Purchase Agreement (the “Securities Purchase”); capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement;

WHEREAS, following execution of this Agreement and immediately prior to the consummation of the Securities Purchase contemplated by the Purchase Agreement, each Holder will contribute to HHHH the Rollover Shares (as defined below) for such Holder, in exchange for the number of non-voting shares of common stock, par value $.01 per share, of HHHH (the “HHHH Non-Voting Common Stock”) as set forth herein; and

WHEREAS, for United States federal income tax purposes, it is intended that the formation and capitalization of HHHH, together with the contribution of Rollover Shares in exchange for shares of HHHH Non-Voting Common Stock described herein and the contribution of cash to HHHH by Parent, shall qualify as a transfer described in Section 351 of the Internal Revenue Code of 1986, as amended.

NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

I.	Contribution and Exchange of Securities.

1.1    Rollover Share Exchange. Subject to the terms and conditions of this Agreement, effective immediately prior to the Closing, each Holder shall contribute to HHHH each Rollover Share of such Holder, and HHHH shall issue and deliver to such Holder in exchange for each such Rollover Share of such Holder, the number of validly issued, fully paid and nonassessable shares of HHHH Non-Voting Common Stock equal to the Per Rollover Share Number. The Holders agree to deliver to HHHH (or its designee), on or before December 5, 2014, a schedule setting forth the Rollover Amount for each Holder (as defined below).

1.2    Definitions.

1.2.1    “HHHH Stock” means, collectively, the shares of HHHH Non-Voting Common Stock and the voting shares of common stock, par value $.01 per share, of HHHH.

1.2.2    “Per Share Closing Purchase Price” means (a) the Purchase Price payable at the Closing determined pursuant to Section 2.2 of the Purchase Agreement, divided by (b) the aggregate number of shares of Common Stock outstanding as of immediately prior to the Closing, on a fully diluted (and as-converted) basis, including the Rollover Shares; provided, that, for the avoidance of doubt, in calculating the aggregate number of shares of Common Stock outstanding as of immediately prior to the Closing, all Options that are “in the money” shall be treated as exercised.

1.2.3    “Per Rollover Share Number” means (a) the Per Share Closing Purchase Price, divided by (b) the per share price paid by Parent for each share of voting common stock, par value $.01 per share, of HHHH held by Parent at the Closing.

1.2.4    “Rollover Amount” means, for a given Holder, the amount identified in the Purchase Agreement as the “Rollover Amount” for such Holder and set forth in the Rollover Schedule to be delivered pursuant to Section 2.1.1 of the Purchase Agreement.

1.2.5    “Rollover Shares” means, for a given Holder, the number of shares of EHHI Common Stock equal to (a) the Rollover Amount for such Holder, divided by (b) the Per Share Closing Purchase Price.

1.3    Stockholders’ Agreement. Concurrently with the Rollover Closing (as defined below), each of Parent, HHHH and the Holders shall become a party to, and the shares of HHHH Stock (including the HHHH Non-Voting Common Stock issued pursuant hereto) shall be subject to the terms of, a Stockholders’ Agreement, to be dated as of the date of the Closing, among Parent, HHHH and the Holders in a form to be reasonably agreed upon by the Management Investors (as defined in Annex B attached hereto) and Parent (the “Stockholders’ Agreement”), substantially on the terms set forth in Annex B attached hereto (the “Term Sheet”).

1.4    Closing. Subject to the satisfaction of the conditions set forth below, the closing of the transactions contemplated hereby (the “Rollover Closing”) shall take place in the same place as the Closing and shall be effective immediately prior to consummation of the Securities Purchase.

1.5    Deliveries of HHHH. At the Rollover Closing:

1.5.1    HHHH shall issue and deliver to each Holder duly executed stock certificates representing the shares of HHHH Non-Voting Common Stock issued to such Holder pursuant to Section 1.1.

1.5.2    HHHH shall deliver a copy of the Stockholders’ Agreement duly executed by HHHH and Parent.

1.6    Deliveries of each Holder. At the Rollover Closing, each Holder shall deliver to HHHH the following:

1.6.1    certificates for Rollover Shares for such Holder, duly endorsed for transfer or accompanied by a duly executed stock power or other appropriate instrument of assignment and transfer;

1.6.2    a copy of the Stockholders’ Agreement duly executed by such Holder.

II.	Conditions to Rollover Closing.

2.1    Closing of the Securities Purchase. The obligation of each of Parent, HHHH, and Holder to consummate the Rollover Closing is subject to the satisfaction of the condition that all conditions to the consummation of the Securities Purchase shall have been satisfied or waived by the parties thereto in accordance with the Purchase Agreement, other than the condition set forth in Sections 6.9 and 7.3 of the Purchase Agreement with respect to the contribution, exchange and issuance of the Rollover Shares.

III.
Representations and Warranties of Parent and HHHH. Each of Parent and HHHH, solely as to itself, represents and warrants to the Holders as of the date hereof and as of the Rollover Closing (except as otherwise provided) as follows:

3.1    Authority. Each of Parent and HHHH is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and HHHH has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. HHHH was formed solely for the purpose of engaging in the transactions contemplated by the Purchase Agreement, has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated thereby and has no liabilities of any kind or nature whatsoever except those arising under this Agreement, the Purchase Agreement and the other agreements referenced in the Purchase Agreement or as contemplated by the Term Sheet.

3.2    Execution and Delivery; Enforceability. Each of Parent and HHHH has taken all action necessary to authorize the execution and delivery by Parent or HHHH, as applicable, of this Agreement and each agreement, instrument, or document required to be executed and delivered by Parent or HHHH, as applicable, to the Holders pursuant to this Agreement, the performance of Parent or HHHH, as applicable, of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby. This Agreement and each other agreement, instrument, or document required to be executed and delivered by Parent or HHHH, as applicable, to the Holders pursuant hereto has been duly executed and delivered by Parent or HHHH, as applicable, and, assuming due execution and delivery by the other parties hereto or thereto, as applicable, constitutes a valid and binding obligation of Parent or HHHH, as applicable, enforceable against Parent or HHHH, as applicable, in accordance with its terms, subject to bankruptcy, reorganization, insolvency, moratorium, and similar laws affecting creditors’ rights generally and to general principles of equity.

3.3    Capitalization. Following the consummation of the transactions contemplated by this Agreement and the Purchase Agreement, the capitalization of HHHH shall be as set forth on Annex C hereto. Subject to the consummation of the transactions contemplated hereby, the shares of HHHH Non-Voting Common Stock issued to the Holders will be duly and validly issued and fully paid and non-assessable.

3.4    Organizational Documents. At the Rollover Closing, the certificate of incorporation and by-laws of HHHH shall be substantially in the form attached hereto as Annex D.

3.5    Absence of Conflict. Neither the execution, delivery, and performance of this Agreement by Parent and HHHH nor the consummation of the transactions contemplated hereby violate or conflict with, constitute a default under or require any consent, waiver or approval under (i) Parent’s or HHHH’s certificate of incorporation or by-laws, (ii) any judgment, order or decree or statute, law, ordinance, rule or regulation of any governmental entity applicable to Parent or HHHH, or (iii) any material agreement to which Parent or HHHH is a party or by which it or its property is bound.

IV.
Representations and Warranties of Each Holder. Each Holder, solely as to itself, represents and warrants to Parent and HHHH as of the date hereof and as of the Rollover Closing (except as otherwise provided) as follows:

4.1    Authority. In the case of a Holder that is not an individual, such Holder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Such Holder has the corporate or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated by this Agreement. In the case of a Holder who is a natural person, such Holder has the capacity to execute and deliver this Agreement, to perform his obligations hereunder, and to consummate the transactions.

4.2    Execution and Delivery; Enforceability. Such Holder has taken all action necessary to authorize the execution and delivery by such Holder of this Agreement and each agreement, instrument, or document required to be executed and delivered by such Holder to Parent or HHHH pursuant to this Agreement and the performance by such Holder of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby. This Agreement and each other agreement, instrument, or document required to be executed and delivered by such Holder to Parent or HHHH pursuant to this Agreement have been duly executed and delivered by such Holder and, assuming due execution and delivery by the other parties hereto or thereto, as applicable, constitutes a valid and binding obligation of such Holder, enforceable against such Holder, in accordance with its terms, subject to bankruptcy, reorganization, insolvency, moratorium, and similar laws affecting creditors’ rights generally and to general principles of equity.

4.3    Ownership of Securities. Holder is the beneficial and record owner, and has good and marketable title to, all of such Holder’s Rollover Shares, free and clear of all liens, encumbrances, mortgages, pledges, security interests, matrimonial or community interests or tenancy by the entirety claims.

4.4    Absence of Conflict. Neither the execution, delivery, and performance of this Agreement by Holder nor the consummation of the transactions contemplated hereby violate or conflict with, constitute a default under or require any consent, waiver or approval under (i) in the case of any Holder which is not an individual, such Holder's organizational documents, (ii) any judgment, order or decree or statute, law, ordinance, rule or regulation of any governmental entity applicable to such Holder, or (iii) any material agreement to which such Holder is a party or by which it or its property is bound.

4.5    Investment Representations and Warranties.

4.5.1    Holder is acquiring the shares of HHHH Non-Voting Common Stock pursuant to this Agreement for such Holder’s own account, for investment, and not with a view to the distribution thereof, nor with any present intention of distributing the same.

4.5.2    Holder understands that the shares of HHHH Non-Voting Common Stock acquired pursuant to this Agreement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state; and that such shares of HHHH Non-Voting Common Stock are being issued in a transaction exempt from the registration requirements of the Securities Act and the rules and regulations thereunder; and that such shares of HHHH Non-Voting Common Stock must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act or is exempt from registration thereunder. The shares of HHHH Non-Voting Common Stock have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission, or any other regulatory authority.

4.5.3    Holder has such knowledge and experience in business and financial matters as to enable such Holder to understand and evaluate the risks of such investment and form an investment decision with respect thereto. Except to the extent set forth in this Agreement, Holder has relied only on its own tax advisor and legal counsel, and not on Parent, HHHH, or any of their respective advisors, with respect to the federal, state, local, foreign and other tax consequences arising from such Holder’s acquisition, ownership, and disposition of shares of HHHH Non-Voting Common Stock.

4.5.4    Holder (a) has been advised and understands that no public market now exists for shares of HHHH Non-Voting Common Stock and that a public market may never exist for shares of HHHH Non-Voting Common Stock, (b) has no need for liquidity in its investment in HHHH, (c) is able to bear the economic risk of such investment for an indefinite period and to afford a complete loss thereof, and (d) understands all of the risks associated with the acquisition of shares of HHHH Non-Voting Common Stock and may sustain a loss of such Holder’s entire investment.

4.5.5    Holder agrees that the shares of HHHH Non-Voting Common Stock will be subject to the terms and conditions of the Stockholders’ Agreement. The certificate representing the shares of HHHH Non-Voting Common Stock issued pursuant to this Agreement shall bear a restrictive legend. Except as may otherwise be provided in the Stockholders’ Agreement, Holder acknowledges and understands that the shares of HHHH Non-Voting Common Stock issued to such Holder pursuant to this Agreement shall have no voting rights on any matter.

V.	Restrictions on Transfer.

5.1    Transfers Restricted. No Holder may sell, assign, pledge, mortgage, hypothecate, grant a security interest in, exchange, or otherwise transfer or dispose of such Holder’s shares of HHHH Non-Voting Common Stock, except pursuant to the terms of the Stockholders’ Agreement, in accordance with the terms of this Agreement and in accordance with applicable law.

VI.	Certain Tax Matters.

6.1    The parties agree that it is intended that the contribution of Rollover Shares by the Holders hereunder in exchange for HHHH Non-Voting Common Stock be treated as a transaction governed by Section 351(a) of the Code.  The parties will act and file Tax Returns in accordance with such treatment and will not take any inconsistent position in the filing of any Tax return or, unless consented to by HCHB Consulting, Inc. (the “Majority Holder”), in the course of any Tax Proceeding.

6.2    To establish for the benefit of each Holder that the contribution by the Holder of Rollover Shares to HHHH is properly treated as a transaction governed by Section 351 of the Code, HHHH hereby represents and warrants to each Holder that each of the statements set forth in Sections 6.2.1 through 6.2.4 is true and correct as of the date hereof and will be true and correct as of the Closing Date.

6.2.1    HHHH and each of its Affiliates has no current plan or intention to, and is not party to a binding agreement or obligation or subject to any requirement to issue, grant, distribute, sell, redeem, acquire, assign, transfer, recapitalize or amend (however accomplished) the terms of any shares of stock (or other equity rights, including options of HHHH), including any transaction treated as a sale or transfer of HHHH equity for income tax purposes.  HHHH and its Affiliates will not take, cause or permit to be taken any of the foregoing actions for a period of one (1) year following the Closing to the extent such actions would cause Parent and the Holders to no longer be in control of HHHH within the meaning of Section 368(c) of the Code.  Notwithstanding the foregoing, the representations and warranties shall not be violated by the issuance of stock appreciation rights as set forth on Annex B.

6.2.2    HHHH and each of its Affiliates has no current plan or intention to, and is not party to a binding agreement or obligation or subject to any requirement to cancel, redeem, recapitalize or eliminate the Rollover Shares.  HHHH covenants and agrees that the Rollover Shares will remain issued and outstanding for at least one (1) year following the Closing.  HHHH will cause its Affiliates to comply with the foregoing covenant.

6.2.3    HHHH and each of its Affiliates has no current plan or intention to, and is not party to any binding agreement or obligation or subject to any requirement to, cause or permit HHHH, Buyer or EHHI to be liquidated, merged, converted to a limited liability company (or other non-corporate entity), or to enter into any other transaction pursuant to which HHHH, Buyer or EHHI ceases to exist as a separate entity taxable as a corporation for applicable income tax purposes.  HHHH and each of its Affiliates will not take, cause or permit any of the foregoing actions for a period of one (1) year following the Closing.

6.2.4    HHHH and each of its Affiliates has no current plan or intention, and is not party to any binding agreement or obligation or subject to any requirement to, and will not take, cause or permit any other action that, in each instance, it knows or reasonably should know could adversely affect the treatment of the contribution of Rollover Shares by the Holders hereunder in exchange for HHHH Non-Voting Common Stock as a transaction governed by Section 351(a) of the Code.

6.3    Parent hereby represents and warrants that it has no current plan or intention to, and is not party to any binding agreement or obligation or subject to any requirement to sell, assign or otherwise dispose of any shares of stock of HHHH, including HHHH Voting Common Stock.  Parent covenants and agrees that it will not take, cause, or permit any of the actions described in the preceding sentence for a period of one (1) year following the Closing to the extent such actions would cause Parent and the Holders to no longer be in control of HHHH within the meaning of Section 368(c) of the Code.

6.4    Each Holder, solely for the benefit of the other Holders, hereby represents and warrants that it has no current plan or intention to, and is not party to any binding agreement or obligation or subject to any requirement to sell, assign or otherwise dispose of the HHHH Non-Voting Common Stock contemplated in this agreement to be issued to such Holder, other than as described in the Term Sheet.  Each Holder covenants and agrees, solely for the benefit of the other Holders, that it will not take, cause, or permit any of the actions described in the preceding sentence for a period of one (1) year following the Closing to the extent such actions would cause Parent and the Holders to no longer be in control of HHHH within the meaning of Section 368(c) of the Code.

VII.	Miscellaneous.

7.1    Entire Agreement. This Agreement, the Purchase Agreement, and the Stockholders’ Agreement, together with the other agreements, instruments, and documents contemplated hereby or thereby, contain the entire understanding of the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties hereto with respect to such subject matter.

7.2    Notices. All notices, claims, certificates, requests, demands and other communications hereunder shall be in writing (including any facsimile or electronic transmission) and shall be deemed to have been duly given if personally delivered or if sent by nationally-recognized overnight courier, by telecopy, by facsimile or electronic transmission, or by registered or certified mail, return receipt requested and postage prepaid, addressed as follows:

if to Parent:

HealthSouth Corporation
3660 Grandview Parkway, Suite 200
Birmingham, Alabama 35243
Attention: Douglas E. Coltharp
John P. Whittington
Facsimile Number: (205) 262-3948

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
920 North King Street
Wilmington, Delaware 19801
Attention: Robert B. Pincus, Esq.
Telecopy Number: (302) 434-3090

if to HHHH:

HealthSouth Home Health Holdings, Inc.
c/o HealthSouth Corporation
3660 Grandview Parkway, Suite 200
Birmingham, Alabama 35243
Attention: Douglas E. Coltharp
John P. Whittington
Facsimile Number: (205) 262-3948

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
920 North King Street
Wilmington, Delaware 19801
Attention: Robert B. Pincus, Esq.
Telecopy Number: (302) 434-3090

if to a Holder, at the address set forth under such Holder’s name on Annex A or to such other address as the party to whom notice is to be given may have furnished to the other parties in writing in accordance herewith.

Any such notice or communication shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of nationally-recognized overnight courier, on the next business day after the date when sent, (c) in the case of telecopy, facsimile, or other electronic transmission, when received, and (d) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted.

7.3    Amendments. The terms and provisions of this Agreement may be modified or amended only pursuant to an instrument executed by each of the parties hereto.

7.4    Specific Performance. Each of the parties hereto acknowledges and agrees that the other parties would be damaged immediately, extensively, and irreparably and no adequate remedy at law would exist in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or violated. Accordingly, in addition to, and not in limitation of, any other remedy available to any party, the parties agree that, without posting bond or similar undertaking, each of the other parties shall be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to the remedy of specific performance of this Agreement and the terms and provisions hereof. Subject to Section 7.7, such remedies, and any and all other remedies provided for in this Agreement, will, however, be cumulative in nature and not exclusive and will be in addition to any other remedies to which such party may be entitled. Each party further agrees that, in the event of any action for injunctive relief or for specific performance in respect of any breach or violation, or threatened breach or violation, of this Agreement, it shall not assert the defense that a remedy at law would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on any other grounds.

7.5    Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile or in pdf), and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

7.6    Headings. The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

7.7    Governing Law. This Agreement, and all claims arising in whole or in part out of, related to, based upon, or in connection herewith or the subject matter hereof or the transactions contemplated hereby will be governed by, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

7.8    Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, hereby irrevocably (a) submits to the exclusive jurisdiction of the Delaware Court of Chancery (or if, but only if, the Delaware Court of Chancery declines to accept jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware) for the purpose of any and all Actions arising in whole or in part out of, related to, based upon or in connection with this Agreement or the subject matter hereof or the transactions contemplated hereby, (b) waives to the extent not prohibited by applicable law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of improper venue or forum non conveniens, should be transferred to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or any claims arising in whole or in part out of, related to, based upon, or in connection herewith or the subject matter hereof may not be enforced in or by such court, (c) agrees not to commence any such Action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts (subject in each case to clause (a) of this sentence) whether on the grounds of inconvenient forum or otherwise, (d) consents to service of process in any such Action in any manner permitted by the laws of the State of Delaware, (e) agrees that service of process made in accordance with clause (d) or made pursuant to Section 7.2 of this Agreement will constitute good and valid service of process in any such Action, and (f) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (d) or clause (e) does not constitute good and valid service of process. Notwithstanding the immediately preceding sentence, a party may commence an Action in any other court to enforce an order or judgment issued by one of the courts described in the immediately preceding sentence.

7.9    Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY WAIVES, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES TO WAIVE, AND COVENANTS THAT NEITHER IT NOR ANY OF ITS SUBSIDIARIES SHALL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ACTION DESCRIBED IN SECTION 7.8 OF THIS AGREEMENT. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 7.9 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

7.10    Interpretation. Parent, HHHH, and each Holder acknowledge that this Agreement has been freely negotiated and entered into by each party hereto and that no court should in any manner construe any ambiguity against the draftsman solely by virtue of its role as draftsman.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Rollover Stock Agreement as of the date first written above.

PARENT:

HealthSouth Corporation

By: /s/ Douglas E. Coltharp
      Name: Douglas E. Coltharp
      Title: Executive Vice President and
Chief Financial Officer

HHHH:

HealthSouth Home Health Holdings, Inc.

By: /s/ Douglas E. Coltharp
      Name: Douglas E. Coltharp
      Title: Vice President

HOLDERS:

/s/ April Anthony
April Anthony

HCHB CONSULTING, INC.

By: /s/ April Anthony
      Name: April Anthony
      Title: President

AGM CHILDREN'S HOMECARE, INC.

By: /s/ April Anthony
      Name: April Anthony
      Title: President

/s/ Judee Barrett
Judee Barrett

/s/ G. Robert Thompson
G. Robert Thompson

/s/ Tracey Kruse
Tracey Kruse

/s/ Jennifer L. Polak
Jennifer L. Polak

/s/ Jesse Luke James
Jesse Luke James

/s/ Andrew Ingram
Andrew Ingram

/s/ Robert D. Peoples
Robert D. Peoples

LIST OF ANNEXES

[The Annexes A, C and D have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted annex will be furnished supplementally to the Securities and Exchange Commission upon request. Further explanation of the contents of the omitted Annexes can be found in the Agreement.]

Annex A - Holders
Annex B - Term Sheet for Stockholders' Agreement
Annex C - Capitalization of HHHH
Annex D - Form of Organizational Documents of HHHH

Annex B

HealthSouth Corporation
Proposed Investment in Project Wildcat
________________________________________________________

Terms of Equity Rollover, Stock Appreciation Rights and Restricted Stock
________________________________________________________

In connection with the proposed acquisition of EHHI Holdings, Inc. (“Wildcat”) (the “Proposed Acquisition”) by HealthSouth Corporation (“HealthSouth”), set forth below is a summary (this “Summary”) of the principal terms and conditions upon which certain stockholders of Wildcat will “roll over” a portion of their respective investments in Wildcat into non-voting shares of common stock of a direct wholly-owned subsidiary of HealthSouth (“HHHH”), a wholly-owned subsidiary of which (“Buyer”) will serve as the acquisition vehicle in the Proposed Acquisition, and such stockholders and other members of the management of Wildcat designated by April Anthony will receive grants of stock appreciation rights of HHHH and restricted stock of HealthSouth.

This Summary does not constitute either an offer to sell or an offer to purchase any securities.

Rollover Shares of Common Stock of HHHH

Investors:
Current management stockholders of Wildcat (along with their affiliates) identified on Exhibit A hereto (the “Management Investors”) will be offered the opportunity to exchange equity securities of Wildcat for shares of non-voting common stock of HHHH (“HHHH Non-Voting Stock”), in each case, as determined pursuant to the to the Stock Purchase Agreement relating to the Proposed Acquisition and the Rollover Stock Agreement to which this Term Sheet is attached. Such contribution and related transactions will be structured, to the reasonable satisfaction of the Management Investors, as to be properly treated as a transaction governed by Section 351(a) of the Code. The definitive documents will contain customary representations and covenants relating to this treatment.
It is expected that, based on the purchase price in the Proposed Acquisition, an aggregate of approximately $[    ] million of equity securities of Wildcat would be exchanged for HHHH Non-Voting Stock, representing approximately percent (    %) of the then outstanding shares of common stock of HHHH.
HealthSouth will initially own all of the shares of voting common stock of HHHH (the “HHHH Voting Stock,” and, together with the HHHH Non-Voting Stock, the “HHHH Stock”) (approximately _____ percent (    %) of the then outstanding shares of HHHH Stock).

Transfer Restrictions:
No Management Investor would be permitted to transfer any of its HHHH Non-Voting Stock without the prior approval of HealthSouth, which may withhold such approval in its sole discretion, except (i) in connection with the exercise of tag-along or drag-along rights described below, (ii) to Permitted Transferees (to be defined), or (iii) pursuant to the put option or call options described below.

Put Option of Management Investors:
At any time after December 31, 2017, each Management Investor will have the right (but not the obligation) to have shares of HHHH Non-Voting Stock owned by such Management Investor (and his or her Permitted Transferees) purchased by HealthSouth or its designee for a cash purchase price per share equal to the Fair Market Value (as defined below) of the HHHH Stock as of the last day of the most recently completed calendar quarter.
Up to one-third of each Management Investor’s shares of HHHH Non-Voting Stock may be sold pursuant to this section prior to December 31, 2018; up to two-thirds of each Management Investor’s shares of HHHH Non-Voting Stock may be sold pursuant to this section prior to December 31, 2019; and up to all of each Management Investor’s shares of HHHH Non-Voting Stock may be sold pursuant to this section thereafter.

Call Option of HealthSouth:

At any time after December 31, 2019, HealthSouth or its designee will have the right (but not the obligation) to purchase all (and not less than all) of the shares of HHHH Non-Voting Stock owned by the Management Investors and their Permitted Transferees (or any of them) for a cash purchase price per share equal to the Fair Market Value of the HHHH Stock as of the last day of the most recently completed calendar quarter.

Call Option of HealthSouth upon Termination of Employment of a Management Investor:

Within one hundred and twenty (120) days following the termination of employment of any Management Investor, other than termination of employment without Cause, for Good Reason or upon the death or disability of such Management Investor, HealthSouth or its designee will have the right (but not the obligation) to purchase all but not less than all of the shares of HHHH Non-Voting Stock owned by such Management Investor (and his or her Permitted Transferees) for a cash purchase price per share equal to the Fair Market Value of the HHHH Stock as of the date of such termination of employment. The call option described above will expire and no longer be applicable with respect to the shares of HHHH Non-Voting Stock held by any Management Investor whose employment is terminated after December 31, 2017.

Tag-Along Rights:

If at any time HealthSouth proposes to, directly or indirectly, transfer sell or otherwise dispose, in one transaction or a series of related transactions, an aggregate of more than ten percent (10%) any of the HHHH Stock held by it to persons other than Permitted Transferees, then the Management Investors will be provided the opportunity to transfer the same percentage of their (and their Permitted Transferees’) HHHH Non-Voting Stock as HealthSouth, on the same terms and conditions as HealthSouth transfers its HHHH Voting Stock; provided that no Management Investor (nor any of its Permitted Transferees) will be required to be liable for more than its pro rata share of any indemnification or similar obligation (other than with respect to ownership of its HHHH Shares) and, in any event will not be required to be liable for any amounts in excess of the net proceeds received.

Drag-Along Rights:

If at any time HealthSouth proposes to directly or indirectly, transfer, sell or otherwise dispose, in one transaction or a series of related transactions, fifty percent (50%) of its HHHH Stock to one or more unaffiliated persons, then HealthSouth may (i) require each Management Investor (and his or her Permitted Transferees) to sell, on the same terms and conditions as HealthSouth, the same percentage of HHHH Non-Voting Stock held by such Management Investor as the percentage of the HHHH Stock that HealthSouth sells or transfers, and (ii) require each Management Investor not to exercise any dissenter's rights with respect to such transaction; provided that no Management Investor (nor any of its transferees)

will be required to be liable for more than its pro rata share of any indemnification or similar obligation (other than with respect to ownership of its HHHH Shares) and, in any event will not be required to be liable for any amounts in excess of the net proceeds received.

Affiliate Transactions:

HHHH will not enter into any transaction with any affiliate (excluding any tag along or drag along rights or exercise of the put option or call options, in each case described above, and excluding the issuance of equity securities of HHHH subject to preemptive rights or in an Excluded Transaction, in each case described below) unless such transaction is on arm’s length terms that are no less favorable to HHHH than would be available from an unaffiliated third party (which determination shall be made in good faith by the CEO of HHHH ); provided, however, that such restriction shall not preclude HealthSouth from providing any service reasonably necessary to resolve any regulatory or compliance issue. For the avoidance of doubt, the restrictions in this covenant shall not apply to (x) the cash management policies and practices of Wildcat and HealthSouth or (y) to any tax-sharing agreement or other shared services agreement between Wildcat and HealthSouth.

Preemptive Rights:

In connection with any issuance by HHHH of any equity securities (or securities convertible into or exercisable for equity securities) in HHHH, other than issuances (i) to management or consultants as compensation for services, (ii) pursuant to any equity incentive plan of HHHH, or (iii) as consideration for an acquisition by HHHH or a subsidiary thereof of a business or assets of an unaffiliated third party (each of the events specified in clauses (i) through (iii) above, an “Excluded Transaction”), each Management Investor will have the right to purchase such equity securities (or rights to acquire equity securities) at the same price and on the same terms to be paid by the proposed purchasers, in an amount such that each stockholder will maintain its respective fully diluted percentage interests (directly or indirectly) in the total equity of HHHH.
After consulting with the CEO, each Management Investor may exercise all or any portion of his, her or its preemptive rights by tendering a personal note to HHHH in the applicable principal amount (the "Management Investor Note"), which note, at the election of such Management Investor may be nonrecourse and secured only by the shares of HHHH Stock acquired by such Management Investor in the subject issuance. The Management Investor Note will accrue interest at the same per annum interest rate as HealthSouth’s then existing revolving credit facility and all accrued interest on and principal of the Management Investor Note shall become due and payable upon the consummation of any put or call option on such Management Investor's HHHH Stock. The Management Investor Note may be prepaid at any time without any prepayment premium or penalty. Any Management Investor who is an executive officer of HealthSouth shall not be permitted to exercise his or her preemptive rights through a Management Investor Note

Information Rights:

Management Investors will be provided annual and quarterly financial information with respect to HHHH and its subsidiaries.

Sale of HealthSouth’s Existing Home Healthcare Business:

On or prior to June 30, 2015, HealthSouth may sell or contribute its existing home healthcare business to HHHH for an increase in the HealthSouth Note equal to a multiple to be agreed upon by the parties that takes into consideration comparable acquisitions made by Wildcat during 2014 and the first half of 2015, without giving effect to any HealthSouth corporate overhead charges (and no additional consideration).

Stockholders’ Agreement:

Management Investors will become parties to a Stockholders’ Agreement with HealthSouth that includes substantially the terms set forth in this Summary (the “Stockholders’ Agreement”).

Fair Market Value:

“Fair Market Value” of the HHHH Stock per share shall mean the result of (a)(i) the product of the EBITDA (as defined below) of HHHH for the twelve month period ending on the last day of the most recently completed calendar quarter multiplied by the Market Multiple (as defined below), less (ii) the outstanding amount of the HealthSouth Note as of the last day of such calendar quarter, plus or minus (iii) the amount of net debt of HHHH as of the last day of such calendar quarter (i.e., available cash, less any indebtedness of HHHH other than the HealthSouth Note), divided by (b) the total number of shares of HHHH Stock outstanding as of the date of the transaction on a fully diluted basis.

EBITDA:
EBITDA shall be calculated based on HHHH’s combined net income for the twelve month period ending on the last day of the applicable calendar quarter (the “Relevant Period”), plus, without duplication and to the extent reflected as a charge in the statement of such net income for such Relevant Period:

1)	State and federal income tax expense for the Relevant Period, plus;

2)	Depreciation and amortization for the Relevant Period, plus;

3)	Accrued interest expense on the HealthSouth Note and any other indebtedness of HHHH or its subsidiaries for the Relevant Period, plus;

4)	Accrued incentive equity compensation/SARs/expenses for the Relevant Period, plus;

5)	Gain/loss on disposal of any assets, plus;

6)	Any extraordinary charges or losses determined in accordance with generally accepted accounting principles.

EBITDA shall be based on results of HHHH under generally accepted accounting principles, consistently applied, without allocation of any HealthSouth corporate overhead or charges for corporate services, other than those approved pursuant to the “Affiliate Transaction” provision above.

HealthSouth Note:

On the Closing Date of the Proposed Acquisition, HHHH will borrow from HealthSouth, and HealthSouth will lend to HHHH, an aggregate principal amount of $[_______]. This indebtedness will be evidenced by a note issued by HHHH to HealthSouth (the “HealthSouth Note”) and will accrue interest at the same per annum interest rate as HealthSouth’s then existing revolving credit facility and will be repaid from time to time with excess cash of HHHH. To the extent that HealthSouth provides funds for future acquisitions, capital expenditures, or other corporate purposes (including for losses relating to breaches of representations, warranties, or covenants in the Stock Purchase Agreement relating to the Proposed

Acquisition that are not covered by indemnification pursuant to such Stock Purchase Agreement or by insurance), such amounts will be added to the principal amount of the HealthSouth Note, and interest will accrue on such amounts from the date funds are provided.

Market Multiple:

•	Market Multiple Definition: Median of the FV/LTM EBITDA multiples (adjusted for acquisitions) for the “Public Home Health Trading Comparable List” and the “Home Health Transaction Comparable List.”

•
“Public Home Health Trading Comparable List”: Includes HealthSouth, Kindred, Amedisys, LHC Group and Almost Family. List can be revised due to new public home health companies or delisting from the public markets.

•	“Home Health Transaction Comparable List”: Includes any home health transactions in the past twelve months on a rolling basis that meet the following criteria:

1)	Greater than 60% home health revenue

2)	Transaction size greater than $400 million

3)	Excludes any HealthSouth home health acquisitions

HHHH Stock Appreciation Rights

SAR Pool Recipients:

Stock Appreciation Rights (“SARs”) reflecting a number of shares aggregating six percent (6%) of the outstanding shares on a fully-diluted basis of HHHH Stock at the Closing Date of the Proposed Acquisition will be granted to Management Investors and certain other members of the management of Wildcat recommended by April Anthony at closing.

Exercise Price:

The same price per share of the HHHH Stock that are issued at the Closing Date of the Proposed Acquisition

Vesting

Performance SARs:

One half of the SARs (the “Performance SARs”) will be granted to Management Investors and will be subject to achievement of Wildcat 2017 projected EBITDA levels, as set forth below:

% of Performance SARs meeting achievement	Actual 2017 EBITDA (in millions)
0%	less than $107.325
95%	$107.325
100% 105%	$112.973 $118.622 and above
and ratably between such actual EBITDA amounts
Fifty percent (50%) of the Performance SARs that meet the performance achievements above will vest if the recipient remains continuously employed by HHHH or its subsidiaries through (i) December 31, 2018 or (ii) the earlier consummation of a transaction (or series of related transactions) pursuant to which (A) HealthSouth directly or indirectly transfers, sells or otherwise disposes of more than fifty percent (50%) of the HHHH Stock owned, directly or indirectly, by HealthSouth to one or more unaffiliated person(s) or (B) one or more unaffiliated person(s) acquires all or substantially all of HHHH’s assets determined on a consolidated basis, including through the purchase of the capital stock of one or more subsidiaries of HHHH (each, a “Change of Control”).
The remaining fifty percent (50%) of the Performance SARs that meet the performance achievements above will vest if the recipient remains continuously employed by HHHH or its subsidiaries through (i) December 31, 2019 or (ii) the earlier consummation of a Change of Control.

Time Vesting SARs:1
Fifty percent (50%) of the SARs (“Time Vesting SARs”) will vest if the recipient remains continuously employed by HHHH or its subsidiaries through (i) December 31, 2018 or (ii) the earlier consummation of a Change of Control.
The remaining fifty percent (50%) of the Time Vesting SARs will vest if the recipient remains continuously employed by HHHH or its subsidiaries through (i) December 31, 2019 or (ii) the earlier consummation of a Change of Control.

Exercisability:

Vested SARs may be exercised by the holder at any time and, upon exercise, the holder will receive a cash payment per SAR equal to Fair Market Value (as defined above) on the date of exercise less the exercise price. HealthSouth will loan to HHHH the necessary funds for any such payments.

Expiration:

Ten years from date of grant; provided that vested SARs will expire sixty (60) days (or, in the case of termination of employment due to death or disability, one (1) year) following termination of employment and unvested SARs expire upon termination of employment.

Transfer Restrictions
SARs and any interest therein may not be sold, pledged, assigned or transferred in any manner; provided that unexercised vested SARs, held by the estate of any participant whose employment was terminated upon his or her death, may be exercised by such estate consistent with the provisions under "Expiration" above.

__________________
1As discussed with April Anthony, two Wildcat executives’ SAR agreements will provide for slightly different vesting terms.

Shares of Restricted Stock of HealthSouth

Recipients:
Management Investors and certain other members of the management of Wildcat recommended by April Anthony and determined by the Compensation Committee of the HealthSouth Board of Directors will receive each year through 2019 (no later than March 31st of each such year, commencing March 31, 2015), aggregate grants of not less than $2,500,000 of restricted stock of HealthSouth, issued pursuant to HealthSouth’s Amended and Restated 2008 Equity Incentive Plan or such other plan approved by HealthSouth’s stockholders or such other cash settled award of similar value (“Restricted Stock”), valued as of the date of grant.
Ownership Rights:
Recipients of awards of Restricted Stock are entitled to all of the rights of a stockholder of HealthSouth with respect to such Restricted Stock (including voting and other ownership rights) throughout the restricted period; provided, however, that dividends will accrue during the restricted period of such grants and be paid in full upon vesting.
Transfer Restrictions:
Restricted Stock and any interest therein, may not be sold, pledged, assigned, or transferred in any manner, prior to the lapse of restrictions, except as permitted pursuant to the Amended and Restated 2008 Equity Incentive Plan.

Performance Objectives; Continued Employment:
The shares of Restricted Stock will be subject to achievement of the target EBITDA for the year of grant, in each case as such target EBITDA is determined by the Compensation Committee of HealthSouth's Board of Directors after consultation with the CEO of Wildcat, as set forth below:

% of Restricted Stock grants meeting achievement	% of Applicable Target EBITDA for year of grant
0%	less than 95%
60%	95%
80% 100%	100% 105% and above
and ratably in between such percentages of applicable Target EBITDA

Fifty (50%) percent of the Restricted Stock that meet the performance achievement will vest at the end of the second year following grant or, if earlier, upon the consummation of a Change of Control, and the balance of such Restricted Stock that meet the performance achievement will vest at the end of the third year following grant or, if earlier, upon the consummation of a Change of Control. Vested shares of HealthSouth common stock will be freely transferable by the recipients.

EXHIBIT A

MANAGEMENT INVESTORS

April Anthony
HCHB Consulting, Inc.
AGM Children’s Homecare, Inc.
G. Robert Thompson
Tracey Kruse
Jennifer L. Polak
Robert D. Peoples
Jesse Luke James
Andrew Ingram
Judee Barrett